UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

        (Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file numbers:
333-38196

A.	Full title of the plan and the address of the plan, if different from that of the issuer name below:

IMATION RETIREMENT INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

IMATION CORP.
1 Imation Place
Oakdale, Minnesota 55128-3414

IMATION RETIREMENT INVESTMENT PLAN

REPORT ON AUDITS OF FINANCIAL STATEMENTS
as of December 31, 2004 and 2003
and
for the year ended December 31, 2004
and Supplemental Schedule
as of December 31, 2004

IMATION RETIREMENT INVESTMENT PLAN

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Pension and Retirement Committee of
Imation Corp.:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Imation Retirement Investment Plan (the Plan) as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule referred to in the accompanying index on page 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
PRICEWATERHOUSECOOPERS LLP

Minneapolis, Minnesota
June 29, 2005

IMATION RETIREMENT INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

as of December 31, 2004 and 2003

ASSETS

	2004	2003
Investments	$367,752,876	$366,179,677
Receivable for securities sold	118,121	1,132

Total assets	367,870,997	366,180,809

LIABILITIES

ESOP notes payable to Imation	—	80,911
Accrued interest	—	1,732
Accrued expenses	—	25,925
Liability for securities purchased	41,458	32,933

Total liabilities	41,458	141,501

Net assets available for benefits	$367,829,539	$366,039,308

The accompanying notes are an integral part of the financial statements.

IMATION RETIREMENT INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the year ended December 31, 2004

Contributions
Participant	$10,783,600
Employer	4,469,988
Rollover	1,152,352

16,405,940

Investment income
Net appreciation in fair value of investments	7,928,770
Interest income	3,738,398
Dividend income	5,228,588

16,895,756
Deductions
Distributions to participants	(31,298,686)
Administrative expenses	(212,779)

(31,511,465)

Net increase	1,790,231

Net assets available for benefits, beginning of year	366,039,308

Net assets available for benefits, end of year	$367,829,539

The accompanying notes are an integral part of the financial statements.

IMATION RETIREMENT INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan
The following brief description of the Imation Retirement Investment Plan (the Plan) is provided for general information purposes only. Participants and all other users of these financial statements should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility and other matters.

General
Imation Corp. (Imation or the Company) became an independent, publicly-held company as of July 1, 1996, when 3M Company (formerly known as Minnesota Mining and Manufacturing Company) (3M) spun-off its data storage and imaging systems businesses (the Distribution). In connection with the Distribution, the Company established the Plan effective July 1, 1996 for the benefit of its employees. Effective July 1, 1996, the account balances of all employees of Imation who were formerly employed by 3M and the respective plan assets and liabilities attributable to such account balances were transferred from the 3M Voluntary Investment Plan and Employee Stock Ownership Plan (the VIP Plan) to the Plan.

Effective January 1, 2004, the Plan was amended and restated as a single profit sharing plan consisting of a profit sharing portion and a stock bonus portion. The stock bonus portion of the Plan constitutes an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (IRC) and is designed to invest primarily in Imation common stock. Pre-tax salary deferrals and matching contributions are made to the profit sharing portion of the Plan. Company Match Account and Performance Pay Account (as defined below) contributions are initially invested in the stock bonus portion of the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Substantially all active United States salaried and non-union hourly employees of Imation are eligible to participate in the Plan.

Contributions
Participant Contributions and Rollovers
The Plan is comprised of participant contributions and the related earnings thereon from four accounts: the Retirement Savings Account (RSA), the Thrift Account, the Individual Retirement Account (IRA) and the Rollover Account. The RSA contains the amounts attributable to participants’ pre-tax contributions made under the provisions of the Plan, along with pre-tax contribution amounts attributed to the participants’ RSA accounts which were transferred from the VIP Plan. The Plan allows participants to contribute from 1% to 20% of their annual compensation to the RSA through pre-tax salary deferrals, not to exceed the Internal Revenue Service (IRS) limits. The Plan also allows participants who are age 50 or older to make catch-up contributions to the RSA of $3,000 in 2004. This limit will increase annually in $1,000 increments until it reaches $5,000 in 2006. Participants may change the level of their contributions daily. These changes are effective at the beginning of the succeeding payroll period. The Thrift Account and the IRA are not contribution options under the Plan, but instead, represent participant accounts under the VIP Plan that were transferred into the Plan as of July 1, 1996. The Thrift Account contains the amounts attributable to participants’ after-tax contributions made under the provisions of the VIP Plan. The IRA represents the amounts attributable to participants’ deductible employee contributions made under the provisions of the VIP Plan in effect prior to 1987. The Rollover Account contains the amounts contributed to the Plan or transferred from the VIP Plan Rollover Account related to rollover contributions from a former employer’s qualified plan.

Company Contributions
The Plan is comprised of the Company’s contributions and the related earnings thereon from three accounts: the Company Match Account (CMA), the Performance Pay Account (PPA) and the Company Contribution Account, Pre-7/96 (CCA).

Prior to 2004, Imation utilized an Employee Stock Ownership Plan (ESOP) arrangement within the Plan to fund the Company’s contributions. Basic matching contributions were made from the ESOP to the CMA in the form of Imation common stock at a rate of 100% of each participant’s RSA contributions up to and including 3% of the participant’s compensation and 25% of each participant’s RSA contributions greater than 3% but not exceeding 6% of the participant’s compensation. For the year ended December 31, 2003, 123,302 shares of Imation common stock with a total fair value of $4,357,719 were allocated from the ESOP to the CMA. Due to the level of cumulative funding in prior periods, Imation made cash contributions of only $872,787 to the Plan during the year ended December 31, 2003.

At the discretion of the Company’s Pension and Retirement Committee, additional employer contributions could also be made to the PPA if the Company meets certain financial targets, with overall contributions not to exceed 3% of all participants’ compensation. There were no PPA contributions for the years ended December 31, 2004 and 2003.

Annual cash contributions made by Imation to the Plan were to be sufficient to fund the ESOP-related debt service. In January 2004, the remaining ESOP-related debt service was paid in full and the remaining shares held by the ESOP were allocated to participants. Beginning in January 2004, matching contributions were made to participants using treasury stock held by the Company. The Company made matching contributions of $4,469,988 to the plan during the year ended December 31, 2004.

The CCA contains assets attributable to contributions received from 3M under the VIP Plan that were transferred into the Plan as of July 1, 1996. There will be no further Company contributions to the CCA.

Vesting
Participants shall at all times have fully vested, non-forfeitable interest in all of their accounts under the Plan.

Payment of Benefits
Subject to certain federal tax considerations, participants may withdraw funds from the Thrift Account, IRA or Rollover Account at any time. Participants may withdraw funds from the RSA, CMA, PPA or CCA upon reaching age 59-1/2, termination of employment, becoming disabled (as defined in the Plan) or death. Generally, participants may elect to receive their benefits through a lump sum distribution, two or more partial payments or monthly, quarterly, semi-annual or annual installments.

Participant Accounts and Balances
The participants are allowed to direct their contributions into a variety of investment funds, consisting of the Imation Stock Fund (which holds investments primarily in Imation common stock), mutual funds, commingled trust funds and cash equivalents. In addition, the Plan maintains a 3M Stock Fund (from historical rollovers), which holds investments primarily in 3M common stock. Participants are not allowed to direct their contributions into the 3M Stock Fund.

Loans to Participants
Participants may borrow against their RSA and Rollover Account balances. The total number of loans outstanding to an individual participant may not exceed two at any time and the maximum amount of a participant’s loans may not exceed the lesser of the following:

•	50% of the combined value of the participant’s balances in the RSA, Rollover Account, and CCA and CMA on the date of the loan, reduced by the existing loan balance; and

•	$50,000 reduced by the excess of the participant’s highest outstanding loan balance during the 12-month period ending on the date of the new loan.

The minimum loan amount shall be $500. Loan terms range from one to 60 months at annual interest rates equal to the prime rate plus 1% on the date of loan origination. Principal and interest are repaid through payroll deductions. Interest rates on outstanding loans at December 31, 2004 ranged from 5.25% to 10.50%. Loans mature at various dates through January 2010 and are generally paid through biweekly payroll deductions.

Interfund Transfers
Participants may reallocate their RSA, Thrift Account, IRA, CMA, PPA and Rollover Account balances between the various investment fund options, other than the 3M Stock Fund.

Administrative Costs
Imation pays all of the internal administrative costs of the Plan. External plan administrative costs, including participant communication expenses, trustee fees, legal fees, auditor fees, recordkeeping fees and investment management expenses, are proportionately paid by the Plan’s various investment funds and accounts, unless such costs are paid by Imation.

Plan Termination
Although it has not expressed any intent to do so, Imation may discontinue contributions under the Plan and has reserved the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan are to be distributed to the participants in accordance with the Plan document.

2.  Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan have been prepared under the accrual method of accounting, which recognizes income when earned and expenses when incurred.

Valuation of Investments
Investments of the Plan as of December 31, 2004 and 2003 consist primarily of mutual funds, commingled trust funds, Imation and 3M common stock and cash equivalents. The investments in mutual funds and common stock are stated at fair value as determined by quoted market prices. The investments in the commingled trust funds are stated at fair value as determined by the quoted market prices of the underlying investments. The cash equivalents are stated at fair value, which approximates cost. The fair value of investments includes accrued investment income. Participant loans are valued at estimated fair values, which consist of outstanding principal and any related accrued interest. Purchases and sales of investments are recorded on a trade date basis.

Investment Income
Interest and dividend income are recorded as earned on an accrual basis.

In the Statement of Changes in Net Assets Available for Benefits, the Plan presents the net appreciation (depreciation) of the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions
Contributions from participants are recorded in the period the Company makes payroll deductions from Plan participants. The Plan makes matching contributions by allocating shares of Imation common stock to the respective participants’ accounts based on the timing of the respective participant contributions. Prior to 2004, Imation made cash contributions to the Plan when necessary to meet ESOP debt service requirements. Discretionary employer contributions to the PPA are recorded in the period in which they are earned.

Payment of Benefits
Benefits are recorded when paid.

Use of Estimates
The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment fund options, which invest in combinations of stocks, bonds, mutual funds, and other investment securities. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits, and that those changes could be unfavorable.

3.  Investments

The following table presents the value of investments as of December 31, 2004 and 2003, with those individual investments representing 5% or more of the Plan’s net assets separately identified:

	2004		2003
Mutual funds:
Fidelity Blue Chip Fund	$7,206,670		$6,229,795
Fidelity Dividend Growth Fund	36,151,427	*	37,113,487	*
Fidelity Equity-Income Fund	27,368,385	*	24,892,273	*
Fidelity Puritan Fund	17,044,666		15,079,296
Harbor International Fund	21,225,191	*	16,634,861
PIMCO Total Return Fund	2,934,790		1,837,178
Sterling Capital Small Cap Value Fund	7,720,120		4,440,890
Undiscoverd Managers Behavioral Growth Fund	14,166,897		13,708,056
Commingled trust funds:
Fidelity Managed Income Portfolio II	85,238,647	*	84,060,983	*
Fidelity U.S. Equity Index	52,491,837	*	50,532,885	*
Fidelity Institutional Cash Portfolio	1,024,128		1,465,966
Imation common stock	37,328,053	*	45,433,946	*
3M common stock	49,084,429	*	56,374,777	*
Participant loans receivable	8,767,636		8,375,284

Total investments	$367,752,876		$366,179,677

*	Represents 5% or more of the Plan’s net assets

The net appreciation in fair value of investments for the year ended December 31, 2004, including investments purchased or sold, as well as those held during the year, was as follows:

Mutual funds	$8,148,267
Commingled trust funds	5,184,337
Imation common stock	(3,457,985)
3M common stock	(1,945,849)

$7,928,770

4.  ESOP Notes Payable to Imation

In 1996, the Plan borrowed $50,000,000 from Imation (the ESOP debt) at an annual interest rate of 7.5% to purchase Imation common stock. Interest and principal payments on the ESOP debt were due in 240 equal monthly installments with any prepayments applied first to accrued interest and then to scheduled principal payments in order of maturity. The debt was collateralized by the Imation common stock held by the Plan and was not yet released as collateral. The Imation common stock was released as collateral as the debt was repaid. This stock was then allocated to participants as it was earned based on Imation’s matching requirements or PPA contributions. As of December 31, 2003, the ESOP debt was collateralized by 761 of unreleased shares of Imation common stock with a fair value of $26,749. During January 2004, the remaining principal and interest of $80,911 was paid through contributions from Imation, and the remaining shares were released and allocated to participants.

5.  Tax Status

The Plan has received a favorable determination letter from the IRS, dated February 13, 2004, indicating that the Plan constitutes a qualified trust under Section 401(a) of the IRC and is therefore generally exempt from federal income taxes under provisions of Section 501(a). The determination letter also indicates that the Plan satisfies the requirements of IRC Section 4975(e)(7).

Although the Plan has amended and restated since receiving the determination letter, the Imation Pension and Retirement Committee, the Plan Administrator, believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and, therefore, is qualified and the related trust is tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.  Related Party Transactions

Fidelity Management Trust Company (the Trustee) manages the assets of the Plan and executes transactions therein. The Trustee is authorized, under contract provisions and by ERISA regulations that provide administrative and statutory exemptions, to invest in funds under its control and in securities of Imation. For the year ended December 31, 2004, such purchases and sales were as follows:

	Purchases	Sales
Imation common stock	$3,477,282	$12,407,494
Trustee-contolled funds	971,555,560	98,947,505

SUPPLEMENTAL SCHEDULES

IMATION RETIREMENT INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
as of December 31, 2004

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower,	Description of Investment, Including Maturity Date, Rate of
	Lessor, or Similar Party	Interest, Collateral, Par or Maturity Value	Cost **	Current Value
*	Fidelity Management Trust Company	Fidelity Dividend Growth Fund		$36,151,427
*	Fidelity Management Trust Company	Fidelity Equity-Income Fund		27,368,385
*	Fidelity Management Trust Company	Fidelity Puritan Fund		17,044,666
	Harbor Capital Advisors, Inc.	Harbor International Fund		21,225,191
	Undiscovered Managers, LLC	Undiscovered Managers Behavioral Growth Fund		14,166,897
*	Fidelity Management Trust Company	Fidelity Blue Chip Fund		7,206,670
*	Fidelity Management Trust Company	Fidelity U.S. Equity Index		52,491,837
*	Fidelity Management Trust Company	Fidelity Managed Income Portfolio II		85,238,647
	Pacific Investment Management Company	PIMCO Total Return Fund		2,934,790
	Sterling Capital Management, LLC	Sterling Capital Small Cap Value Fund		7,720,120
*	Fidelity Management Trust Company	Fidelity Institutional Cash Portfolio		1,024,128
*	Imation Corp.	Common stock, $0.01 par value		37,328,053
	3M Company	Common stock, $0.01 par value		49,084,429
*	Participant loans receivable	Interest rates of 5.25% to 10.50%, maturing at various dates through January 2010		8,767,636

				$367,752,876

*	Denotes party-in-interest

**	The information in column (d) is excluded due to nonapplicability because the investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IMATION RETIREMENT INVESTMENT PLAN
Date: June 29, 2005	By:	/s/ Paul R. Zeller
Paul R. Zeller
Vice President and Chief Financial Officer And Member of the Pension and Retirement Committee

IMATION RETIREMENT INVESTMENT PLAN
EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document
23	Consent of Independent Registered Public Accounting Firm